Exhibit 13


DRAFT - NOT FOR RELEASE
FOR IMMEDIATE RELEASE:                              CONTACT:
                                                    Michael Sitrick
                                                    Terry Fahn
                                                    Sitrick And Company, Inc.
                                                    (310) 788-2850
                                                    Mike_Sitrick@sitrick.com

           STEVEN G. MIHAYLO AND VECTOR CAPITAL MAKE OFFER TO ACQUIRE
                            INTER-TEL, INCORPORATED.

            Offer to Purchase Outstanding Shares for $22.50 Per Share

TEMPE, AZ - June 15, 2006 - Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest shareholder of Inter-Tel, Incorporated (NasdaqNM: INTL), together with Vector Capital Corporation ("Vector"), announced today that they have submitted a proposal to the Board of Directors of Inter-Tel, Incorporated to acquire all of the outstanding common shares of the Company for $22.50 per share in cash.

The purchase price represents a premium of approximately 14% over the closing price of the Company's common stock on The Nasdaq National Market on March 3, 2006, the last trading day prior to the announcement by Mr. Mihaylo that he was evaluating his alternatives with respect to the Company and his shares of the Company's common stock. It also represents a premium of approximately 12% over the closing price of the Company's common stock on June 14, 2006.

The offer was made through INTL Acquisition Corp., a Delaware corporation ("IAC") organized by an affiliate of Mr. Mihaylo and Vector, and excludes shares beneficially owned by Mr. Mihaylo that he will contribute to IAC. Mr. Mihaylo and Vector told the Board of Directors of the Company that because the Company elected to limit their access to certain persons and information, preventing them from completing their due diligence review within the timeframe set forth in the settlement agreement between Mr. Mihaylo and the Company, the proposal is subject to the satisfactory completion of confirmatory due diligence, as well as the negotiation and execution of definitive documents reasonably satisfactory to the parties. Mr. Mihaylo and Vector also told the Board that assuming prompt and full access and cooperation, they are confident that this confirmatory due diligence can be completed concurrently with the drafting and negotiation of definitive documents.

Mr. Mihaylo and Vector have committed to provide the equity capital to fund the acquisition, and have received from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets a commitment to provide an aggregate of $300 million in acquisition debt financing.

The Company has raised various issues with respect to the offer, and Mr. Mihaylo and Vector have responded. The substance of these communications, as well as a copy of the proposal, will be set forth in the amendment to the Schedule 13D that Mr. Mihaylo and Vector expect to file with the Securities and Exchange Commission later today.